Exhibit 99.1

Market Share Expanded to 21.5%

Volume Grew 47.9% to 4.6 Billion Parcels

Adjusted Net Income Reached RMB 1.45 Billion

ZTO Reports Second Quarter 2020 Unaudited Financial Results

Shanghai, August 12, 2020 — ZTO Express (Cayman) Inc. (NYSE: ZTO), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 20201. The Company maintained high quality of service and customer satisfaction, and expanded parcel volume market share by 1.6 percentage points to 21.5%. Adjusted net income increased 5.6% to reach RMB1,453.6 million.

Second Quarter 2020 Financial Highlights

•                      Revenues were RMB6,402.4 million (US$906.2 million), an increase of 18.0% from RMB5,423.6 million in the same period of 2019.

•                      Gross profit was RMB1,769.2 million (US$250.4 million), relatively flat compared to RMB1,768.6 million in the same period of 2019.

•                      Net income was RMB1,453.6 million (US$205.7 million), an increase of 6.5% from RMB1,365.1 million in the same period of 2019.

•                      Adjusted EBITDA2 was RMB2,187.0 million (US$309.6 million), an increase of 11.4% from RMB1,962.8 million in the same period of 2019.

•                      Adjusted net income3 was RMB1,453.6 million (US$205.7 million), an increase of 5.6% from RMB1,375.9 million in the same period of 2019.

•                      Basic and diluted earnings per American depositary share (“ADS”4) were RMB1.85 (US$0.26), an increase of 6.9% from RMB1.73 in the same period of 2019.

•                      Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB1.85 (US$0.26), an increase of 6.3% from RMB1.74 in the same period of 2019.

•                      Net cash provided by operating activities was RMB1,252.3 million (US$177.2 million), compared with RMB1,992.8 million in the same period of 2019.

Operational Highlights for Second Quarter 2020

•                      Parcel volume was 4,595 million, an increase of 47.9% from 3,107 million in the second quarter of 2019.

•                      Number of pickup/delivery outlets was approximately 30,000 as of June 30, 2020.

•                      Number of direct network partners was over 5,000 as of June 30, 2020.

•                      Number of line-haul vehicles was over 9,900 as of June 30, 2020, which included approximately 9,050 self-owned vehicles, increased from 6,800 as of March 31, 2020, and over 850 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                      Out of the self-owned trucks, over 7,100 were high capacity 15 to 17-meter-long models as of June 30, 2020, compared to over 5,000 as of March 31, 2020.

•                      Number of line-haul routes between sorting hubs was over 3,400 as of June 30, 2020, compared to over 2,900 as of March 31, 2020.

•                      Number of sorting hubs was 90 as of June 30, 2020, among which 81 are operated by the Company and 9 by the Company’s network partners.

(1)                        An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)        Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(3)        Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(4)                        One ADS represents one Class A ordinary share.

(5)        Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “Benefited from a strong e-commerce-driven consumption rebound subsequent to the COVID-19 containment in China, the Chinese express delivery industry generated more than 5.7 billion incremental parcels year over year during the second quarter. According to the State Post Bureau, the express industry grew 36.7%, a quarterly record high since the first quarter of 2017. ZTO grew volume 47.9% and expanded our volume market share by 1.6 points to reach 21.5%. During this record-breaking quarter, our industry also witnessed escalated price erosion and we observed insensibly low pricing in a number of key markets. As the Company prioritized quality of service and market share gains, we boosted support to our network partners who faced-off price erosions and maintained confidence in our unified goals and positive business outlook.”

Mr. Lai added, “Despite an over 80% volume concentration by a handful scaled express delivery companies in China, the few leading ones are in relatively close range, and competition is to be expected. It is all the more compelling for us to focus on strengthening and leveraging our competitive advantages in scale, capacity and cost efficiency to expand our lead. Our track record has consistently demonstrated our strong determination, execution and stamina. We are confident in our ability to achieve preeminence in market share with high customer satisfaction and profit generation as we journey ahead towards our goal of becoming a world-leading comprehensive logistic services provider.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “In response to intense price competition during the quarter, our core express delivery price per parcel declined 20.9% year over year given more aggressive yet necessary subsidies to incentivize volume growth. The negative price impact was dampened by a corresponding 13.9% cost productivity gain, and together with healthy corporate cost leverage, adjusted net income increased 5.6% to reach 1.45 billion. Cash from operating activities was 1.25 billion.”

Ms. Yan added, “Nearly halfway into the third quarter, we observed steady parcel volume growth yet persistent price competition. We remain steadfast on market share gain, and are raising our full year volume target to be between 16.2 to 17.0 billion parcels. We have adjusted down our earnings estimates to anchor our conviction to protect our market share gain and maintain network stability.  Looking beyond the next few quarters, China express delivery industry volume is likely to reach 300 million daily in the next 2-3 years, and we aim to capture a lion share of that volume and associated pricing power.”

Second Quarter 2020 Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2019		2020			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	4,763,902	87.8	5,540,664	784,230	86.5	8,823,274	88.3	8,947,074	1,266,376	86.7
Freight forwarding services	350,088	6.5	467,095	66,113	7.3	639,402	6.4	762,571	107,935	7.4
Sale of accessories	292,570	5.4	321,189	45,461	5.0	501,407	5.0	498,214	70,518	4.8
Others	17,080	0.3	73,473	10,400	1.2	33,588	0.3	110,451	15,633	1.1
Total revenues	5,423,640	100.0	6,402,421	906,204	100.0	9,997,671	100.0	10,318,310	1,460,462	100.0

Revenues were RMB6,402.4 million (US$906.2 million), an increase of 18.0% from RMB5,423.6 million in the same period of 2019. Revenue from the core express delivery business increased by 17.0% compared to the same period of 2019, as a combined result of an increase of 47.9% in parcel volume and a decrease of 20.9% in parcel unit price in response to competition. Revenue from freight forwarding services increased 33.4% compared to the same period of 2019, driven by increased cross border e-commerce demand and improved pricing as a result of the COVID-19 outbreak globally. The increase in revenue from sales of accessories was in-line with the increase in the sale of thermal paper used for digital waybills, portable scanning devices and uniforms.  Other revenues were mainly derived from financing services and advertising services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2019		2020			2019		2020
		% of			% of		% of			% of
	RMB	revenues	RMB	US$	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,695,866	31.3	1,996,562	282,595	31.2	3,289,873	32.9	3,293,979	466,232	31.9
Sorting hub cost	953,901	17.6	1,254,278	177,532	19.6	1,844,970	18.5	2,220,035	314,225	21.5
Freight forwarding cost	345,283	6.4	416,659	58,974	6.5	628,397	6.3	704,273	99,683	6.8
Cost of accessories sold	156,371	2.9	112,483	15,921	1.8	276,057	2.8	186,958	26,462	1.8
Other costs	503,651	9.2	853,276	120,773	13.3	930,214	9.2	1,325,242	187,577	12.9
Total cost of revenues	3,655,072	67.4	4,633,258	655,795	72.4	6,969,511	69.7	7,730,487	1,094,179	74.9

Total cost of revenues was RMB4,633.3 million (US$655.8 million), an increase of 26.8% from RMB3,655.1 million in the same period last year.

Line haul transportation cost was RMB1,996.6 million (US$282.6 million), an increase of 17.7% from RMB1,695.9 million in the same period last year. The line-haul transportation cost per parcel declined 20.4% to RMB0.43. The decrease resulted from (i) reduced toll road fee charges based on a federal waiver policy which took effect in mid-February and lasted through early May, and (ii) higher usage of self-owned vehicles with an increasing number of higher-capacity trailer trucks. As a percentage of total line haul transportation costs, the self-owned portion increased to 84.6% from 66.3% in the same period last year.

Sorting hub operating cost was RMB1,254.3 million (US$177.5 million), an increase of 31.5% from RMB953.9 million in the same period last year. The increase was primarily due to (i) an RMB207.5 million (US$29.4 million) increase in labor associated costs, and (ii) an RMB65.5 million (US$9.3 million) increase in depreciation and amortization costs associated with the increased number of installed automated sorting equipment. As of June 30, 2020, 282 sets of automated sorting equipment have been placed into service, compared to 155 sets as of June 30, 2019. The sorting hub operating cost per parcel decreased 11.1% to RMB0.27 as the result of increased level of automation and less labor dependencies.

Cost of accessories was RMB112.5 million (US$15.9 million), a decrease of 28.1% from RMB156.4 million in the same period last year. The decrease was mainly driven by the increased use of lower-cost single-sheet digital waybills since the second half of 2019.

Other costs were RMB853.3 million (US$120.8 million), an increase of RMB349.6 million (US$49.5 million) compared to the same period last year. The increase was mainly consisted of (i) an increase of RMB255.5 million (US$36.2 million) in dispatching costs serving enterprise customers with an associated volume increase of 80.4%, and (ii) an increase of RMB75.1million (US$10.6 million) in technology related expenses.

Gross Profit was RMB1,769.2 million (US$250.4million), which remained flat compared to RMB1,768.6 million in the same period last year. Gross margin rate decreased to 27.6% from 32.6% in the same period last year as net effects of 47.9% volume growth, competition-led ASP decline of 20.2% and unit cost productivity gain of 14.3%.

Total Operating Expenses were RMB122.6 million (US$17.3 million), compared to RMB275.8 million in the same period last year.

Selling, general and administrative expenses were RMB312.4 million (US$44.2 million), increased 2.3% from RMB305.4 million in the same period last year.  SG&A as a percentage of total revenue decreased to 4.9% from 5.6% from second quarter 2019 demonstrating healthy corporate structure and positive scale leverage.

Other operating income, net was RMB189.9 million (US$26.9 million) for the second quarter, compared to RMB29.5 million in the same period last year. Other operating income mainly consisted of (i) government subsidies and tax rebates of RMB95.4 million (US$13.5 million) received, (ii) RMB60.0 million (US$8.5 million) of VAT super deduction recognized, and (iii) RMB23.6 million (US$3.3 million) ADR fee rebate.

Income from operations was RMB1,646.6 million (US$233.1 million), an increase of 10.3% from RMB1,492.7 million for the same period last year. Operating margin rate decreased to 25.7% from 27.5% in the same period last year, as a net result of decrease in gross margin and increase in other operating income.

Interest income was RMB114.3 million (US$16.2 million), compared with RMB144.5 million in the same period last year.

Foreign currency exchange gain, before tax was RMB2.6million (US$0.4 million) in the second quarter of 2020.

Income tax expenses were RMB298.3 million (US$42.2 million) compared to RMB288.8 million in the same period last year. The effective income tax rate was 17.0%, compared with 17.4% in the same period last year.

Net income was RMB1,453.6 million (US$205.7 million), an increase of 6.5% from RMB1,365.1 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.85 (US$0.26), compared with basic and diluted earnings per ADS of RMB1.73 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.85 (US$0.26), compared with RMB1.74 in the same period last year.

Adjusted net income was RMB1,453.6 million (US$205.7 million), compared with RMB1,375.9 million during the same period last year.

EBITDA was RMB2,187.0 million (US$309.6 million), compared with RMB1,952.0 million in the same period last year.

Adjusted EBITDA was RMB2,187.0 million (US$309.6 million), compared to RMB1,962.8 million in the same period last year.

Net cash provided by operating activities was RMB1,252.3 million (US$177.2 million), compared with RMB1,992.8 million in the same period last year. The decrease in net cash provided by operating activities resulted mainly from (i) RMB270.2 million (US$38.2 million) increase in loans to qualified network partners, and (ii) RMB245.2 million (US$34.7 million) increase in prepaid fuel and toll cost driven by increased self-owned vehicles.

Business Outlook

The Company raises its 2020 annual parcel volume projection to be in the range of 16.2 billion to 17.0 billion, representing a 33.7% to 40.3% increase year over year, and lowers the adjusted net income for 2020 to be in the range of RMB4.8 billion to RMB5.2 billion, representing a 1.7% to 9.3% decrease year over year. These estimates represent management’s current and preliminary view, which takes into consideration the current market condition, the negative impact from COVID-19, price competition and the Company’s prioritized goal to achieve accelerated market share gains while maintaining a targeted level of earnings, and are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the current share repurchase program to June 30, 2021. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2020, the Company has purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0651 to US$1.00, the noon buying rate on June 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, August 12, 2020 (9:00 AM Beijing Time on August 13, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	4219745

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 19, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10146155

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the second quarter of 2020, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	5,423,640	6,402,421	906,204	9,997,671	10,318,310	1,460,462
Cost of revenues	(3,655,072)	(4,633,258)	(655,795)	(6,969,511)	(7,730,487)	(1,094,179)
Gross profit	1,768,568	1,769,163	250,409	3,028,160	2,587,823	366,283
Operating income (expenses):
Selling, general and administrative	(305,350)	(312,421)	(44,220)	(863,128)	(872,472)	(123,490)
Other operating income, net	29,531	189,867	26,874	87,633	303,270	42,924
Total operating expenses	(275,819)	(122,554)	(17,346)	(775,495)	(569,202)	(80,566)
Income from operations	1,492,749	1,646,609	233,063	2,252,665	2,018,621	285,717
Other income (expenses):
Interest income	144,470	114,258	16,172	290,941	240,485	34,038
Interest expense	—	(9,135)	(1,293)	—	(9,426)	(1,334)
Loss on disposal of equity investees and subsidiary	—	—	—	(529)	—	—
Foreign currency exchange gain/(loss), before tax	22,293	2,594	367	(3,662)	19,047	2,696
Income before income tax, and share of loss in equity method investments	1,659,512	1,754,326	248,309	2,539,415	2,268,727	321,117
Income tax expense	(288,803)	(298,302)	(42,222)	(480,661)	(428,074)	(60,590)
Share of loss in equity method investments	(5,614)	(2,453)	(347)	(12,013)	(16,109)	(2,280)
Net income	1,365,095	1,453,571	205,740	2,046,741	1,824,544	258,247
Net income attributable to noncontrolling interests	(5,614)	(5,217)	(738)	(6,547)	(1,490)	(211)
Net income attributable to ZTO Express (Cayman) Inc.	1,359,481	1,448,354	205,002	2,040,194	1,823,054	258,036
Net earnings per share attributable to ordinary shareholders
Basic	1.73	1.85	0.26	2.60	2.33	0.33
Diluted	1.73	1.85	0.26	2.59	2.33	0.33
Weighted average shares used in calculating net earnings per ordinary share
Basic	786,106,219	783,894,733	783,894,733	786,069,533	783,124,385	783,124,385
Diluted	786,385,711	783,894,733	783,894,733	786,262,099	783,224,329	783,224,329
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	293,376	(23,558)	(3,334)	(50,852)	153,368	21,708
Comprehensive income	1,658,471	1,430,013	202,406	1,995,889	1,977,912	279,955
Comprehensive income attributable to noncontrolling interests	(5,614)	(5,217)	(738)	(6,547)	(1,490)	(211)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,652,857	1,424,796	201,668	1,989,342	1,976,422	279,744

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,
	2019	June 30, 2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	5,270,204	5,261,920	744,776
Restricted cash	7,210	1,300	184
Accounts receivable, net	675,567	628,466	88,954
Financing receivables, net	511,124	471,837	66,784
Short-term investment	11,113,217	8,437,887	1,194,305
Inventories	43,845	64,152	9,080
Advances to suppliers	438,272	631,220	89,343
Prepayments and other current assets	1,964,506	2,239,249	316,945
Amounts due from related parties	74,312	81,529	11,540
Total current assets	20,098,257	17,817,560	2,521,911
Investments in equity investees	3,109,494	3,319,697	469,873
Property and equipment, net	12,470,632	14,651,069	2,073,724
Land use rights, net	2,508,860	3,829,158	541,982
Intangible assets, net	48,029	44,930	6,359
Operating lease right-of-use assets	901,956	784,780	111,078
Goodwill	4,241,541	4,241,541	600,351
Deferred tax assets	403,587	552,671	78,226
Long-term investment	946,180	1,390,510	196,814
Long-term financing receivables, net	549,775	1,240,680	175,607
Other non-current assets	612,191	607,178	85,940
TOTAL ASSETS	45,890,502	48,479,774	6,861,865

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	—	1,690,000	239,204
Accounts payable	1,475,258	1,105,673	156,498
Notes payable	—	496,200	70,232
Advances from customers	1,210,887	1,208,970	171,119
Income tax payable	80,272	166,035	23,501
Amounts due to related parties	38,943	23,101	3,270
Operating lease liabilities	298,728	240,240	34,004
Acquisition consideration payable	22,942	22,942	3,247
Dividends payable	1,629	334,313	47,319
Other current liabilities	3,552,288	3,490,285	494,015
Total current liabilities	6,680,947	8,777,759	1,242,409
Non-current operating lease liabilities	504,442	420,310	59,491
Deferred tax liabilities	207,896	215,617	30,519
Other non-current liabilities	93,820	71,409	10,107
TOTAL LIABILITIES	7,487,105	9,485,095	1,342,526

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019; 803,551,115 shares issued and 783,894,733 shares outstanding as of June 30, 2020)	517	517	73
Additional paid-in capital	22,336,594	20,852,513	2,951,482
Treasury shares, at cost	(1,436,767)	(1,350,529)	(191,155)
Retained earnings	16,726,540	18,549,594	2,625,525
Accumulated other comprehensive income	675,720	829,087	117,350
ZTO Express (Cayman) Inc. shareholders’ equity	38,302,604	38,881,182	5,503,275
Noncontrolling interests	100,793	113,497	16,064
Total Equity	38,403,397	38,994,679	5,519,339
TOTAL LIABILITIES AND EQUITY	45,890,502	48,479,774	6,861,865

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. The Group adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on its consolidated financial position, results of operations or cashflow.

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,992,804	1,252,270	177,247	2,626,074	1,430,061	202,415
Net cash provided by/(used in) investing activities	1,498,752	(1,097,851)	(155,390)	2,394,117	(1,812,554)	(256,552)
Net cash (used in)/ provided by financing activities	(2,493,043)	65,298	9,242	(2,507,052)	362,952	51,372
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,803	2,145	304	(23,430)	19,460	2,754
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,020,316	221,862	31,403	2,489,709	(81)	(11)
Cash, cash equivalents and restricted cash at beginning of period	6,092,347	5,055,471	715,555	4,622,954	5,277,414	746,969
Cash, cash equivalents and restricted cash at end of period	7,112,663	5,277,333	746,958	7,112,663	5,277, 333	746,958

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	June 30, 2019	June 30, 2020
	RMB	RMB	US$
	(in thousands)

Cash and cash equivalents	7,111,684	5,261,920	744,776
Restricted cash, current	979	1,300	184
Restricted cash, non-current	—	14,113	1,998
Total cash, cash equivalents and restricted cash	7,112,663	5,277,333	746,958

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	1,365,095	1,453,571	205,740	2,046,741	1,824,544	258,247
Add:
Share-based compensation expense	10,800	—	—	295,065	264,154	37,389
Loss on disposal of equity investees and subsidiary, net of income taxes	—	—	—	529	—	—
Adjusted net income	1,375,895	1,453,571	205,740	2,342,335	2,088,698	295,636

Net income	1,365,095	1,453,571	205,740	2,046,741	1,824,544	258,247
Add:
Depreciation	283,409	408,426	57,809	554,832	801,006	113,375
Amortization	14,676	17,602	2,491	25,969	33,250	4,706
Interest expenses	—	9,135	1,293	—	9,426	1,334
Income tax expenses	288,803	298,302	42,222	480,661	428,074	60,590
EBITDA	1,951,983	2,187,036	309,555	3,108,203	3,096,300	438,252

Add:
Share-based compensation expense	10,800	—	—	295,065	264,154	37,389
Loss on disposal of equity investees and subsidiary, before income taxes	—	—	—	529	—	—
Adjusted EBITDA	1,962,783	2,187,036	309,555	3,403,797	3,360,454	475,641

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	1,359,481	1,448,354	205,002	2,040,194	1,823,054	258,036
Add:
Share-based compensation expense	10,800	—	—	295,065	264,154	37,389
Impairment of investment in equity
Loss on disposal of equity investees and subsidiary, net of income taxes	—	—	—	529	—	—
Adjusted Net income attributable to ordinary shareholders	1,370,281	1,448,354	205,002	2,335,788	2,087,208	295,425

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	786,106,219	783,894,733	783,894,733	786,069,533	783,124,385	783,124,385
Diluted	786,385,711	783,894,733	783,894,733	786,262,099	783,224,329	783,224,329

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.73	1.85	0.26	2.60	2.33	0.33
Diluted	1.73	1.85	0.26	2.59	2.33	0.33

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.74	1.85	0.26	2.97	2.67	0.38
Diluted	1.74	1.85	0.26	2.97	2.66	0.38

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